Exhibit 99.2

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

Special Notice to Shareholders who hold our Ordinary Shares

through members of the the New York Stock Exchange

March 20, 2013

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 1, 2013

Gazit-Globe Ltd. Shareholders:

We cordially invite you to attend the Extraordinary General Meeting of Shareholders of Gazit-Globe Ltd. (the “Company”), to be held at 11:00 a.m. (Israel time) on Wednesday, May 1, 2013, at our offices at 1 Hashalom Road, Tel-Aviv, Israel, for the following purposes:

1.	To approve the extension of the existing employment agreement of Mr. Arie Mientkavich, Deputy Chairman of the Company, up until the adoption of the Company’s compensation plan;

2.	To approve the annual bonus grant in the sum of NIS 500,000 to Mr. Arie Mientkavich, Deputy Chairman of the Company, for his service to the Company for the year ending December 31, 2012 ;

3.	To approve the annual bonus grant in the sum of NIS 480,000 to Mr. Roni Soffer, President of the Company for his service to the Company for the year ending December 31, 2012; and

4.	To approve the appointment of Mr. Ronnie Bar-On as an external director for a period of three years from the date of his appointment.

The Company’s Annual Report was filed on Exhibit 99.1 to the Immediate Report on Form 6-K that was furnished to the SEC on March 21, 2013.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders who hold our ordinary shares through members of the New York Stock Exchange should note that Sections 3.4, 3.5, and 3.6 of the Notice of the Convening of the Extraordinary Shareholders Meeting are not applicable to them.

Shareholders of record at the close of business on March 27, 2013 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Eran Ballan

Senior Executive Vice President, General Counsel, and

Company Secretary

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Gazit-Globe Ltd. (the “Company” to be voted at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 11:00 a.m. (Israel time) on Wednesday, May 1, 2013 at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about March 27, 2013.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Company is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli laws as they relate to Israeli corporations may differ from requirements under U.S. corporate and securities laws as they apply to U.S. corporations.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 11:00 a.m. (Israel time) on Wednesday, May 1, 2013, at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters:

1.	To approve the extension of the existing employment agreement of Mr. Arie Mientkavich, Deputy Chairman of the Company, up until the adoption of the Company’s compensation plan;

2.	To approve the annual bonus grant in the sum of NIS 500,000 to Mr. Arie Mientkavich, Deputy Chairman of the Company, for his service to the Company for the year ending December 31, 2012 ;

3.	To approve the annual bonus grant in the sum of NIS 480,000 to Mr. Roni Soffer, President of the Company for his service to the Company for the year ending December 31, 2012; and

4.	To approve the appointment of Mr. Ronnie Bar-On as an external director for a period of three years from the date of his appointment.

Proxy Procedure

Only holders of record of the Ordinary Shares as of the close of business on March 27, 2013 are entitled to notice of, and to vote in person or by proxy at, the Meeting.

☐	Voting in Person. If your Ordinary Shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

☐	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Ordinary Shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person.

A copy of an English translation of the Company’s immediate report describing the matters to be considered at the Meeting and certain related information as filed in Israel is attached hereto as Appendix A. This provides detailed information regarding the matters to be considered at the meeting and the required vote therefore.

Appendix A

To The Tel Aviv Securities Exchange Ltd. Through the Magna Reporting System	To The Israel Securities Authority Through the Magna Reporting System

Dear Sir/Madam,

Re: Gazit Globe Ltd. (hereinafter: the “Company”) – Immediate Report Regarding

Calling of a Extraordinary General Meeting

The Company hereby respectfully announces that on May 1, 2013 at 11:00 AM (Israel time), an extraordinary general meeting of Company stockholders will be convened at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel. If no quorum is present half an hour after the time set for the meeting, the meeting will be adjourned to May 8, 2013 at 11:00 AM (Israel time) and will be held at the same place.

1.	The Issues on the Agenda and the Proposed Resolutions:

1.1.	Approval for the extension of the employment agreement of Mr. Arie Mientkavich, deputy chairman of the Company’s board of directors.

The extension of the agreement of engagement with Mr. Arie Mientkavich, the deputy chairman of the Company’s board of directors, without changes to the terms of engagement, up until the date of the adoption of the Company’s compensation plan.

1.1.1.	Mr. Mientkavich has served as the deputy chairman of the Company’s board since 19.4.2005 on a part-time basis. Mr. Mientkavich’s terms of employment are pursuant to an agreement between Mr. Mientkavich and the company from May 2005, as extended and approve by the Company’s general meeting on 5.5.2009, and which are about to expire, pursuant to the terms and conditions thereof, on April 30, 2013 (the “Agreement”). As at the present time, Mr. Mientkavich’s salary is NIS 80,084 thousand (Mr. Mientkavich’s salary is updated once a quarter in accordance with the rate of increase of the consumer price index).

Moreover, the agreement includes the standard fringe benefits with respective to executive insurance, keren hishtalmut, vacation, sick leave, provision of a car and so on. With the termination of the contractual engagement with Mr. Mientkavich (save for exceptional circumstances in which the Company is entitled to terminate the engagement without the payment of severance pay compensation and without prior notice) Mr. Mientkavich will be entitled to an adjustment grant at the rate of six months’ salary of the last payment (including of payments to the deposit of the executive insurance and keren hishtmalmut) and a grant which shall be paid in six equal installments.

1.1.2.	Pursuant to the transition provisions prescribed in the Companies Law (Amendment 20), 5773 - 2012, it is proposed to extend the engagement with Mr. Mientkavich, without changes to the terms thereof, up until the date of adoption of the compensation plan by the Company.

1.1.3.	The reasons of the Compensation Committee and the board of directors for the approval of the extension of the agreement of engagement, are as follows: (a) Mr. Mientkavich has been employed with the Company since 2005 and has a great deal of professional experience in his field of employment which contributes greatly to the Company’s activities and business; (b) Mr. Mientkavich’s terms of employment are appropriate for his position, experience, fields of responsibility and his skills and constitutes an incentive for him to continue to devote his skills and efforts in promoting the Company’s business in his duties as the deputy chairman of the board of directors; (c) The extension of Mr. Mientkavich’s employment agreement is for the period up to the adoption of the remuneration program by the Company and without any changes to his terms of remuneration.

1.1.4.	For details regarding the terms of Mr. Mientkavich’ s tenure in the Company, see Appendix A of this report.

1.2.	Approval of the Annual Grant for 2012 to Mr. Arie Mientkavich’s, deputy chairman of the Company’s board of directors

The granting of an annual grant in the sum of NIS 500,000 to Mr. Arie Mientkavich Deputy Chairman of the Company’s board of directors, for 2012.

1.2.1.	The proposed grant for Mr. Mientkavich, as stated above, was discussed and approved by the Company’s Compensation Committee at its meeting so February 26, 2013 and March 14, 2013 and was discussed and approved by the Company’s board of directors at its meeting on 19 March 2013. The Compensation Committee unanimously approved the grant to Mr. Mientkavich.

1.2.2.	The reasons of the Committee and the board of directors for the approval of the grant are as follows: (a) the amount of such grant which is proposed for payment to Mr. Mientkavich is identical to the amount of the grant granted to him over the last three years, as also approved at the Company’s general meeting; (b) as is acceptable in the Company and in many other public companies, the annual grant is one of the overall reward components to members of management, along with the current salary and the long-term incentives (capital rewards). The amount of the proposed grant to Mr. Mientkavich, who belongs to the most senior management of the Company, reflects, in the view of the members of the Committee and the board of directors, respectively, the meeting of the goals of the Company’s management in general, as extensively discussed by those bodies in light of the continued great efforts of Mr. Mientkavich in advancing the affairs of the group above and beyond the scope of his job, including his great contribution as chairman of board of Gazit Globe Israel (Development) and as chairman of the board of the Dori Group and his supervision on the activities of the Dori Group in Poland, the proposed amount also reflects the scope of responsibility, the contribution and concrete efforts of Mr. Mientkavich, in his areas of responsibility and beyond.

The Company’s Compensation Committee and board of directors, after examining the overall terms of Mr. Mientkavich service in the Company, also found that the proposed grant to Mr. Mientkavich is reasonable and appropriate and creates a fair relationship between the fixed and the variable components constituting his total compensation.

1.2.3.	For details regarding the terms of Mr. Mientkavich’ s tenure in the Company, see Appendix A of this report.

1.3.	Approval of the Annual Grant for 2012 to Mr. Roni Soffer, the Company’s President

The granting of the annual grant of NIS 480,000 to Mr. Roni Soffer, the Company’s President, which constitutes the part of his annual bonus at the discretion of the board of directors from the total grant in the sum of NIS 1,600 thousand for 2012.

1.3.1.	Under his employment agreement with the Company, Mr. Soffer is entitled to an annual grant in an amount equivalent of up to 100% of his annual salary (i.e. up to 12 salaries), while 70% of this amount will be paid in accordance with the meeting of annual targets set out by the Company’s board of directors and the payment of the remaining 30% will be at the sole discretion of the Company’s board of directors. As of the date of this report, Mr. Soffer’s monthly salary is in the sum of approximately NIS 134.3 thousand.

1.3.2.	The quantitative parameters serving as the basis for the calculation of 70% of the grant to Mr. Soffer were discussed and approved by the Compensation Committee at its meetings of April 23, 2012 and are identical to those on which the calculations for the grants for the other senior office holders, which includes among others, the following parameters: (a) FFO per share; (b) NAV per share; (c) leverage ratios; (d) share performance in relation to leading indexes; and (e) meeting the G&A goals. On the basis of the said parameters and the Company’s compliance with them in 2012 (as approved by the Compensation Committee on March 14, 2013 and by the Company’s board of directors of 19 March, 2013), Mr. Soffer is entitled to a grant in the sum of NIS 1,120 thousand constituting at least 70% of the total grant to which he Mr. Soffer is entitled for 2012. It is to be clarified, for the avoidance of doubt, that because these parameters can be measured, and were approved by the competent organs of the Company before the Amendment 20 to the Companies Law came into force, that part of the grant is based on the meeting of these goals (i.e. NIS 1,120 thousand) is not brought for approval of the meeting which is the subject of this report.

1.3.3.	The part of the grant which is subject to discretion (i.e., NIS 480,000), was discussed and approved by the Compensation Committee on March 14, 2013 and by the board of directors on March 19, 2013 and was approved unanimously, after examining the data of comparative office holders in similar companies, on the following grounds: (a) In 2012, Mr. Soffer led the Company to impressive achievements, as expressed in the Company’s results; (b) In the evaluation of the Company’s board of directors and the Compensation Committee, in accordance with the recommendation of the Company’s chairman of the board and in light of their acquaintanceship of Mr. Soffer, the proposed grant for Mr. Soffer conforms with his professional abilities and his great knowledge and the unique experience he has accumulated over the years of his work for the Company in general and his years of service as the Company’s President in particular and their esteem of the Company’s success in 2012; (c) by virtue of the many years in which Mr. Soffer has served in managerial positions in the Company, Mr. Soffer has profound knowledge of the Group’s business and has extensive experience and knowledge of the various aspects of the Group’s business, which is of great value for meeting the Company’s goals and for profit making. Moreover, the Committee noted Mr. Soffer’s loyalty to the Company and his extensive efforts for the Company in recent years in general and in 2012 in particular; and (d) for 2012, the Compensation Committee and the board of directors noted Mr. Soffer’s contribution to the sale of most of the portfolio of Royal Senior Care, of which he was founder, and the privatization of Gazit America. In addition, it took into account his role in exposing the Company to foreign investors and improving its international status, the successful management of the Company’s investments in Israel and abroad, and the reduction of the Company’s cost of debt.

The Company’s Compensation Committee and board of directors, after examining the overall terms of Mr. Soffer service in the Company, also found that the proposed grant to Mr. Soffer is reasonable and appropriate and creates a fair relationship between the fixed and the variable components constituting his total compensation.

1.3.4.	For details regarding the terms of Mr. Soffer’s employment in the Company, see Appendix B of this report.

1.4.	The appointment of Mr. Bar-On as an external director in the Company.

The appointment of Mr. Ronnie Bar-On as an external director in the Company, starting from the date of his appointment by the general meeting and for a period of three years from such date.

In the evaluation of the Company’s Board of Directors, in reliance on the declarations of qualifications provided by Mr. Bar-On to the Company, Mr. Bar—On has the accounting and financial expertise as defined in Section 240 of the Israeli Companies Law, 5759—1999 (Companies Law”) and the Israeli Companies Regulations (Tests and Conditions for Directors with Accounting and Finance Expertise and for a Director with Professional Qualifications), 5766—2005. The Company has accepted the declarations of Mr. Bar-On in the matter of his capabilities and skills for the fulfillment of his position as external director of the Company, as required under the Companies Law, see Appendix C of this notice.

Below are the details on Mr. Ronnie Bar-On, pursuant to Regulation 26 of the Israeli Securities Regulations (Annual and Immediate Reports), 5730—1970:

Name:	Ronnie Bar-On

ID No.:	008516262

Date of Birth:	02/06/1948

Address for Service of Court Documents:	2 Hashaked Street, Motsa Elit, 90829

Citizenship:	Israeli

Membership of Board Committees:	No (does not yet serve as a director). Upon his appointment as an external director, Mr. Ronnie Bar-On will be appointed as a member of the Audit and Balance Sheet Committee of the Company and as a member of the Company’s Compensation Committee.

Serves as an external Director:	Yes

Has financial and accounting expertise:	Yes

Is he an employee of the Company, a subsidiary/affiliated company or of a vested interest (specify the position/s he fills):	No

Start of Tenure Date:	The approval date by the general meeting.

Education:	Undergraduate degree in law from the Hebrew University, Jerusalem.

Occupation in the Last Five Years:	Minister of Finance, Knesset member, chairman of the state audit committee and chairman of foreign and security affairs committee.

Details of the Companies in which he Serves as a Director (other than the Company):	-

Relative of a Vested Interest in the Company:	No

Upon his appointment as an external director in the Company, Mr. Ronnie Bar- On is entitled to annual remuneration and remuneration for participation in specific meetings like the other directors in the Company (save for those directors who fulfill additional positions in the Company). For details regarding the remuneration and the exemption, insurance and indemnification arrangements to which Mr. Ronnie Bar On is entitled for his tenure as an external director in the Company, see Appendix D of this report.

2.	The Required Majority for the Adopting of the Resolution

2.1.	For the approval of the subject stipulated in Section 1.1 of the agenda, an ordinary majority of shareholders present at the meeting, permitted to vote and voting, is required.

2.2.	For the approval of the subjects stipulated in Sections 1.2 and 1.3 on the agenda, pursuant to the transitional provisions as set out in Amendment 20 of the Companies Law, in addition to an ordinary majority, it is required that all of the following apply: (a) In the counting of the majority of votes in the general meeting, only the majority of all the votes of shareholders who are not controlling interests in the Company or controlling interests in the approval of the grant, and participating in the vote, (will be taken into account in the counting of all the votes of the said shareholders, no count will be taken of absentee votes); (b) the total of objecting votes from amongst the said shareholders in paragraph a’ above will not be greater than the rate of two percent of all the voting rights in the company.

2.3.	In accordance with the provisions of Section 239 (b) of the Companies Law, for the approval of the subject stipulated in Section 1.4 of the agenda, in addition to a simple majority, one of the following must apply: (a) In the counting of the majority of votes in the general meeting, only the majority of all the votes of shareholders who are not controlling interests in the Company or controlling interests in the approval of the appointment save for a personal interest which is not as a result of his ties with the controlling interest, participating in the vote, (will be taken into account in the counting of all the votes of the said shareholders, no count will be taken of absentee votes); (b) the total of objecting votes from amongst the said shareholders in paragraph a’ above will not be greater than the rate of two percent of all the voting rights in the company.

3.	The Time and Place for the Convening of the Meeting, the Quorum, the Effective Date and the Manner of Voting

3.1.	The general meeting will be convened on the 1st of May 2013 at 11:00 at the offices of the Company at 1 Derech Hashalom, Tel Aviv.

3.2.	A quorum shall be attained when at least two stockholders are present, personally or by proxy, jointly holding at least 35% of the voting rights in the Company. If no quorum is present half an hour after the time set for the meeting, the meeting will be adjourned until Wednesday May 8, 2013 at 11:00 AM (Israel time) and will be held at the same place. If, at the adjourned meeting no quorum is present within half an hour after the time set for the start of the meeting, then a quorum will be deemed present if at least two shareholders with voting rights are present, personally or by proxy, jointly holding at least 30% of the voting rights in the Company.

3.3.	The Effective Date for the determining of the entitlement of a shareholder in the Company to vote at a general meeting, as stipulated in Section 182 (c) of the Companies Law, is after March 27, 2013 (hereinafter: the “Closing Date”).

3.4.	Under the Companies Regulations (Proof of Ownership of a Share for Voting at a General Meeting), 5760 – 2000, a shareholder, in whose favor a share has been registered with a member of the Tel Aviv Securities Exchange Ltd. (“TASE”) and that share has been included in the shares of the Company registered in the Shareholders Register in the Company’s name for registrations, should he be interested in voting at the general meeting, will provide the Company with confirmation from the member of the TASE with whom his right to the share is registered, regarding his ownership of the share, at the Effective Date, pursuant to Form 1 in the Schedule to the Companies Regulations.

3.5.	A power of attorney for participating and voting at the general meeting must be deposited at least 48 hours before the date of its convening, at the offices of the Company at 1 Hashalom Road Tel Aviv, Israel.

3.6.	The distribution site of the Securities Authority (the “Distribution Site”) and the website of the TASE, in which the wording of the proxy statement and position papers can be found, as defined in Section 88 of the Companies Law, are as follows: www.magna.isa.gov.iland – www.maya.tase.co.il, accordingly. Voting by proxy statement will be done on the second part of the proxy statement as published on the Distribution Site. A shareholder may turn directly to the Company to receive the wording of the proxy statement and the position notice from it (if any). The stock exchange member will send by email, without consideration, a link to the wording of the voting statement and the position statements, on the Distribution Site, to every shareholder who is not registered in the Shareholders Register and whose shares are registered with that stock exchange member, unless the shareholder has filed notice that he is interested in such, provided that the notice is given vis-à-vis a specific securities account and at a date earlier than the Effective Date. A shareholder whose shares are registered with a stock exchange member, is entitled to receive approval of ownership from the stock exchange member through whom he holds the shares, at a branch of the stock exchange member or by mail to his address in consideration for dispatch fees only, if he has requested such. A request in this matter will be given in advance to a specific securities account. The proxy statement must be delivered to the Company’s offices, at the above address, in such a manner so that the proxy statement reaches the Company’s offices by no later than 72 hours before the time for the convening of the meeting. The last date for the delivery of the position notice to the Company is up to ten days after the Effective Date. The Company does not allow for voting via the internet.

3.7.	One or more shareholders holding shares, at the effective date, constituting 5% or more of the total voting rights in the Company, and anyone holding such a right out of the total voting rights which are not held by a controlling shareholder in the Company, as defined in Section 268 of the Companies Law, (i.e. 3,584,773 shares), is entitled to view the proxy statements as specified in Section 10 of the Companies Regulations (Voting in Writing and Position Statements) 5766 – 2005.

4.	Viewing of Documents

The wording of the proposed resolutions may be viewed at the Company’s offices at the above indicated address, during regular office hours and after with prior arrangement (telephone: 03-6948000, Fax: 03-6961910).

Gazit - Globe Ltd.

Appendix A’—Details of Compensation to which Mr. Mientkavich is Entitled from the Company

Details of Receiver of the Bonus				Bonuses for Services (in thousands of NIS)
Period	Position	Job Scope	Rate of the Holding In the Corporation’s Capital	Salary	Grant	Payment Based Shares	Other	Total
Bonuses for 2012	Acting Chairman of the Board of Directors	Part Time Job	0.03%	1,322	*500	410	—	2,232

*	The annual bonus is for Mr. Mientkavich’s tenure during 2011 and was approved by a general meeting of the Company on December 5, 2012. It does not include an annual bonus in the amount of NIS 500,000 which the board of directors approved to grant Mr. Mientkavich in March 2013 (following the approval of the Compensation Committee) which is subject to the approval of the general meeting of the Company that is being convened by this report.

The data in the table is determined on a cost basis for the Company. The abovementioned salary includes other related costs.

a.	Pursuant to an agreement between Mr. Arie Mientkavich and the Company from May 2005, as extended in May 2009, following approval by the Company’s general meeting in June 2005 and May 2009, Mr. Arie Mientkavich has been employed as the Deputy Chairman of the Company’s Board of Directors, in a part-time capacity of 50% of a full-time position. The current engagement is for a period of four years ending in April 2013, with each of the parties being entitled to terminate the agreement upon giving 60 days’ advance notice. Pursuant to the agreement (as amended), Mr. Mientkavich is entitled to a monthly salary (gross) of NIS 72,000, which will be updated once a quarter in accordance with the percentage increase in the Israeli consumer price index (as of December 31, 2012, Mr. Mientkavich’s gross salary amounted to NIS 80 thousand).

In addition to the aforesaid, the engagement agreement provides for the usual benefits with regard to managerial insurance, keren hishtalmut, vacation, sickness, provision of a company car, etc. Upon terminating the engagement with him (except in exceptional circumstances where the Company is entitled to terminate the engagement without paying severance pay and without giving advance notice, as detailed in the agreement), Mr. Mientkavich will be entitled to an adaptation grant in an amount equivalent to six months’ payment of his last base salary (including the payment of contributions for managerial insurance and for keren hishtalmut), which will be paid in six equal installments.

On March 19, 2013, the Company’s Board of Directors approved (after receiving the approval of the Compensation Committee) extending of the agreement between the Company and Mr. Mientkavich for a period until the adoption date of a compensation policy by the Company (in accordance with the provisions of the Companies Law (Amendment No. 20), 2013), with no changes to the terms of the present agreement. The extension of the agreement is subject to the approval of the Company’s general meeting.

b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for Company shares, which were granted by the Company to Mr. Mientkavich, as detailed below: (i) pursuant to the terms of Mr. Mientkavich’s current employment agreement, that was extended, as stated above, in 2009, in May 2009, the Company granted 400,000 stock options to a trustee to hold for Mr. Mientkavich (pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track). The exercise price of the options was calculated as the average of the Company’s share price during the 30 trading days preceding the grant of the options and was set at NIS 21.67 per share (the exercise price is linked to the Israeli consumer price index and is subject to adjustments in the event of the issuance of stock dividends, rights issuances and dividend distributions). The share options vest over a 4-year period, beginning on the date of their grant (May 19, 2009), whereby Mr. Mientkavich will be entitled to exercise the stock options in four equal annual installments. If Mr. Mientkavich does not exercise the share options, which are exercisable within six months of the termination date of the engagement, the share options will expire. In the event of the engagement with Mr. Mientkavich being terminated by the Company (including not being renewed at the end of the engagement period), other than in circumstances that would entitle the Company to legally terminate the engagement without the payment of severance pay, Mr. Mientkavich will be entitled to an acceleration of the vesting period of all the share options. The final expiry date of all the share options (in the event of their not having expired or having been exercised previously in accordance with the details above) will be at the end of five years from their grant date. The economic value of each of the share options from 2009 as of the grant date, based on the binomial model, is NIS 10.4 per share; (ii) in May 2009, the Company’s general meeting approved the grant of 16,000 share options, to a trustee to hold on behalf of Mr. Mientkavich, pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. Each of the aforesaid share options is exercisable into one ordinary share of the Company at an exercise price of NIS 21.67 per share, linked to the Israeli consumer price index, and subject to adjustments (with respect to the issuance of stock dividends, rights issuances and dividend distributions). Mr. Mientkavich will also be entitled to exercise the share options by means of a cashless exercise. The vesting periods have been set in three equal installments beginning from the end of one year from the grant date. In certain situations, Mr. Mientkavich will be entitled to an acceleration of the vesting period of all the share options. The final expiry date of the share options is at the end of 5 years from their grant date. The fair value of each share option as of the grant date, based on the binomial model, is NIS 6.73.

c.	The amount in the table under the heading “Bonus” refers to a bonus approved for Mr. Mientkavich at the Company’s general meeting convened in December 2012 (NIS 500 thousand) with respect to 2011.

Appendix B’—Details of Compensation to which Mr. Roni Soffer is Entitled from the Company

Details of Receiver of the Bonus				Bonuses for Services (in thousands of NIS)
Period	Position	Job Scope	Rate of the Holding In the Corporation’s Capital	Salary	Grant	Payment Based Shares	Other	Total
Bonuses for 2012	CEO	Full	0.01%	2,308	*1,120	1,464	—	4,892

*	Does not include the part of the annual bonus in the amount of NIS 480,000 which remains in the full discretion of the board of directors which the latter approved in March 2013 (after the approval of the Compensation Committee) which is also subject to the approval of the Company’s general meeting that is being convened by this report.

The data in the table is determined on a cost basis for the Company. The abovementioned salary includes other related costs.

a.	In December 2009, the Company and Mr. Soffer entered into an employment agreement to set forth the terms of Mr. Soffer’s employment as President of the Company (prior to his appointment as President of the Company, Mr. Soffer served as Vice President of the Company and as President of a foreign company wholly-owned by the Company, and immediately prior to his appointment as President, Mr. Soffer served as Interim president of the Company). Pursuant to the aforesaid employment agreement, the monthly salary of Mr. Soffer amounts to NIS 125,000 (gross), and is updated once a quarter according to the increase in the Israeli consumer price index (as of December 31, 2012, Mr. Soffer’s gross monthly salary amounted to NIS 134.3 thousand). Mr. Soffer is also entitled to an annual bonus at a rate of up to 100% of his annual salary, with 70% of this sum being paid in accordance with meeting annual goals, which will be set by the Company’s Board of Directors, while the remaining 30% will be paid at the sole discretion of the Company’s Board of Directors. In addition, Mr. Soffer is entitled to the usual social benefits and related benefits, including managerial insurance, contributions to a further studies fund and life insurance (which includes the members of his family as beneficiaries). Mr. Soffer is entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes (with regard to provisions that exceed the income tax ceilings). Pursuant to the employment agreement, Mr. Soffer’s period of employment is for 4 years starting from November 1, 2009, with either of the parties being entitled to terminate the agreement at any time upon giving 180 days’ advance notice. In the event of Mr. Soffer’s employment with the Company being terminated on the initiative of the Company (except in a case of dismissal “with cause”), Mr. Soffer will be entitled to the following terms: (a) 180 days’ advance notice during which time Mr. Soffer is entitled to receive his full salary and the related benefits thereto; (b) a total amount equivalent to his full salary, including social benefits and related benefits (but excluding the annual bonus), with respect to 6 months and his monthly salary (excluding related benefits) with respect to an additional 12 months or with respect to the period remaining until the end of the agreement, whichever period is the shorter; (c) a proportionate part of the total annual bonus to which he is entitled in accordance with the date of terminating his employment, which will be calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (d) acceleration of the vesting period of the share options granted to Mr. Soffer (see below), and which have not yet reached their vesting date. In the event of a change in control, Mr. Soffer will be entitled to acceleration of the vesting period with respect to share options that have not yet reached their vesting date, as well as to a bonus equivalent to 200% of his annual salary, supplemented by 200% of the annual bonus to which he was entitled in the financial year preceding the change in control. For the purpose of this section a “change in control” shall constitute: (a) any event where a transaction takes place for the merger or acquisition of the Company, as a result of which the interests of the shareholders of the Company (as they were immediately prior to the execution of the transaction) amount to less than 50% of the share capital of the Company or of the absorbing company; or (b) the sale of all or a material part of the assets of the Company.

b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements for 760,000 non-tradable share options granted to a trustee for Mr. Soffer (pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track) in December 2009, within the framework of approving Mr. Soffer’s employment agreement. Each of the options is exercisable into one ordinary share of the Company at an exercise price of NIS 35.67 per share, equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options. The exercise price is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend). The vesting period of the options has been set in four equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Soffer’s employment with the Company will expire. In the event of the Company terminating Mr. Soffer’s employment (including at the end of the employment period), other than in circumstances entitling the Company, pursuant to the law, to terminate his employment without severance pay (or in the circumstances set forth in his employment agreement), Mr. Soffer will be entitled to acceleration of the vesting period of the options, which will become immediately exercisable and no later than at the end of 90 days from the date of the termination of his employment with the Company (with regard to Mr. Soffer’s rights to acceleration of the vesting dates of the options upon a change in control, refer to section a. above). The final expiry date of each option is at the end of 5 years from their grant date. The options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 13.322.

In addition, the above table includes remuneration by virtue of a monetary bonus agreement that was signed in April 2009 between Mr. Soffer and a foreign company which is wholly-owned by the Company, in which Mr. Soffer served as President prior to being appointed as President of the Company, and that mimics the grant of 21,700 share options with a monetary benefit, which entitles Mr. Soffer, at the time of their exercise, to a monetary sum that is calculated as the difference between the Company’s quoted share price on the exercise date and an exercise price of NIS 17.02 (linked to the consumer price index and subject to adjustments in the event of a stock dividend distribution, a rights issuance or a dividend distribution). The bonus points are exercisable in three equal installments, starting from April 7th of each of the years from 2010 through 2012 and through April 7, 2013, so long as on each of the aforesaid dates Mr. Soffer will be employed by the Group, will provide it with services on a regular basis or will serve as an officer thereof. The economic value as of the grant date of each of the bonus points, based on the binomial model, is NIS 8.96.

c.	Subsequent to the date of the annual financial statements, the Company’s Board of Directors approved (after receiving the Compensation Committee’s approval thereto) granting to Mr. Soffer an annual bonus for 2012 in the amount of NIS 1,600 thousand. The amount specified in the table includes only the bonus component set based on Mr. Soffer meeting the goals set for him (a total of NIS 1,120 thousand, comprising 70% of the grant amount), including, inter alia, the following parameters: (a) FFO per share; (b) net asset value (NAV); (c) leverage ratios; (d) the performance of the share relative to the leading indices; and (e) meeting the general and administrative expenses target. The remainder of the bonus, in the amount of NIS 480 thousand (representing 30% of the bonus), which was approved at the discretion of the Board of Directors (in accordance with the provisions of the employment agreement with Mr. Soffer, as detailed in section 1a above), is subject to the approval of the general meeting of the Company’s shareholders and is not included in the table. The bonus amount was determined by the Board of Directors, as a part of the annual compensation granted to Mr. Soffer for his work during 2012, taking into consideration his professional abilities and skills as expressed in the Company’s performance and its achievements during 2012, including the exposure of the Company to coverage by international analysts and strengthening of its international position, improvement of the Company’s cost of debt, leading the sale of the majority of RSC’s property portfolio and completion of an arrangement under which GAA became a private company, and Mr. Soffer’s impact on the Company’s day to day activity and his contribution to its achievements.

Appendix C’ — Declaration of the Qualifications of Mr. Ronnie Bar—On, Candidate to Serve as External Director

STATEMENT OF A CANDIDATE TO SERVE AS AN EXTERNAL DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Ronnie Bar-On, Israeli I.D No.008516262, having agreed to be appointed and to serve as an External Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[5], 226A6 and 227[7] of the Law.

5.	I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

6.	My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

7.	I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

8.	I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

[5]	Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or

(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[6]	Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

[7]	Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

9.	Without derogating from section 5 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)[8] of the Companies Law.

10.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

11.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

12.	Prior to my consent to serve as an External Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an External Director of the Company.

13.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an External Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

14.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

February 17, 2013
Date	Signature

[8]	An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for this matter exempt, commitment for indemnification, indemnification or insurance shall not be regarded as “reward”.

Appendix D

Details of Compensation to which Mr. Ronnie Bar—On is Entitled from his Date of Appointment by the General Meeting

1.	Directors’ Remuneration

Mr. Bar-On, like the other directors in the Company who meet the conditions of expertise of an external expert director (save for those directors who fulfill other duties in the Company), he is entitled to relative remuneration as stated in Regulation 8A of the Israeli Companies Regulations (Rules on Remuneration and Expenses for External Directors), 5760—2000), (“Remuneration Regulations”), as detailed below: 56,000 US dollars annual remuneration and 1,480 US dollars remuneration per meeting, and all subject (in accordance with the changes to the exchange rate of the NIS compared with the US dollar) to the said representative rate not being less than the minimum amount set by the Company in the rating of the Company in the Second and Third Schedules of the Remunerations Regulations and will not be higher than 50% of the maximum amount for a company of its rating in the Second, Third or Fourth Schedule, as the case may be, of the Remuneration Regulations (with these minimum and maximum amounts being linked to the consumer price index in accordance with the Remuneration Regulations). The payment for participation by telephonic communication stands at 60% of the participation remuneration stated above, and payment for written resolutions stands at 50% of the above stated participation remuneration.

2.	Exemption, Indemnification and Insurance

Mr. Bar-On (like all other Company board members) will be entitled to the arrangements for indemnification, exemption and insurance of office holders of the Company as approved (or as shall be approved from time to time) applicable to directors. As of the date of this report, office holder insurance exists which, as of the date of the report the limits of its cover is 100 million US dollars (per incident and per year). Moreover, Mr. Bar-n (like other Company board members) is covered under an insurance policy to cover the liability of the Company and the Board of Directors and the office holders of the Company, as approved by the general meeting on January 12, 2012 for the publication of Company’s prospectus and the Public Offering of Securities Insurance (POSI) in the USA for a period of up to 7 years (the “Insurance Term”) to a limit of cover of not more than 100 million US dollars per incident and per Insurance Term. For details, see the immediate report regarding the calling of the general meeting of December 5, 2011, reference No.: 2011-01-353178 and the immediate report regarding the results of the meeting of January 12, 2012, reference No. 2012-01-014208; the information contained therein is incorporated herein by way of reference.

Moreover, in accordance with the Company’s Articles of Association and in accordance with the resolution of the general meeting of the Company of December 31, 2006, the Company has made an undertaking to grant prior indemnification to anyone serving as an office holder in the Company (including directors), including office holders of the Company, serving, on behalf of the Company, in another company in which the Company holds at least 25% of the rights in the capital and/or of the voting rights and/or of the rights to appoint directors. The undertaking for appointment is given for liabilities and expenses, in accordance with the provisions of the Companies Law, and this is in connection with a series of events (grounds for indemnification) as detailed in the letter of indemnification. The maximum indemnification amount which the Company may pay to any office holder, as stated above, cumulatively, in accordance with the letter of undertaking, will not be greater than 20% of the Company’s equity in accordance with the latest financial statements of the Company published prior to the actual payment of the indemnification. Moreover, the Company has decided to exempt, in advance, the said office holders (including the directors) from liability for damage caused and/or to be caused to the Company by the office holder due to the breach of the duty of due care towards it, save for the case of a breach of the duty of due care upon distribution, as defined in the Companies Law. On December 13, 2011, the Company’s general meeting approved the modification of the indemnification conditions for the Company’s directors, in such a way so as to allow for indemnification to the limits permitted pursuant to the Effectiveness of Enforcement Procedure in the Israeli Securities Authority Law (Legislation Amendments), 5771—2011, i.e.—indemnification for the payment to the injured party imposed on the party in breach for damages caused as stated in Section 52(1)(a)(1)(a) of the Securities Law or for expenses incurred in connection with administrative proceedings in his matter, including reasonable litigation expenses and including attorneys’ fees. For details, see the Report for the Convening of the General Meeting of November 8, 2011, (reference No.: 2011-01-320382), and the immediate report regarding the results of the meeting of December 13, 2011, (reference No.: 2011-01-320382); the information contained therein is incorporated here by way of reference.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.